Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Virtuoso Acquisition Corp. 2 on Amendment No. 2 to Form S-1 (File No. 333-261354), of our report dated October 13, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Virtuoso Acquisition Corp. 2 as of July 30, 2021 and for the period from March 22, 2021 (inception) through July 30, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
January 26, 2022